UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

HIGHLANDS REIT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

43110A 104
(CUSIP Number of Class of Securities)

Jessica Boehm
Senior Vice President, General Counsel and Secretary
1 South Dearborn Street, 20th Floor
Chicago, Illinois 60603
(312) 583-7990

With copies to:

Ryan Ferris
David Freed
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
(312) 782-0600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ⌧

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by Highlands REIT, Inc., a Maryland corporation (the “Company”), on September 1, 2026. The Schedule TO relates to the offer by the Company to purchase up to 125,000,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price equal to $0.20 per Share (the “Purchase Price”), or approximately $25.0 million of Shares, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2026 (the “Offer to Purchase”), the related Letter of Transmittal (the “Letter of Transmittal”) and the related Important Instructions and Information, which, together with any amendments or supplements thereto, constitute the “Offer”, copies of which are attached to this Schedule TO. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Only those items amended are reported in this Amendment No. 1. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the related Letter of Transmittal, the related Important Instructions and Information and the other exhibits to the Schedule TO remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

This Amendment No. 1 is being filed by the Company to report the final results of the Offer. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4:

•	The Company has received the final results of the Offer, which expired at 11:59 p.m., New York City time, on September 29, 2026.

•	In accordance with the rules promulgated by the SEC and as set forth in the Offer to Purchase, the Company had the right to increase the number of Shares accepted for purchase in the Offer by up to 2% of its outstanding Shares, or 14,453,024 Shares, without amending or extending the Offer. The Company exercised this right and increased the number of Shares accepted for purchase in the Offer from 125,000,000 to 135,380,970.82434 Shares.

•	135,380,970.82434 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company has accepted for purchase all of the Shares at a purchase price of $0.20 per Share, for an aggregate purchase price of $27,076,194.16, excluding fees, any excise taxes and expenses relating to the Offer. The total number of Shares that the Company has accepted for purchase in the Offer represents approximately 18.7% of the total number of Shares outstanding as of the commencement of the Offer on September 1, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2026	Highlands REIT, Inc.

	By:	/s/ Jessica Boehm
Jessica Boehm
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated September 1, 2026

(a)(1)(B)**	Letter of Transmittal

(a)(1)(C)**	Important Instructions and Information, dated September 1, 2026

(a)(1)(D)**	Odd Lot Certification Form

(a)(1)(E)**	Form of Withdrawal Letter

(a)(1)(F)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 1, 2026

(a)(1)(G)**	Form of Letter to Clients, dated September 1, 2026

(a)(5)(A)**	Summary Advertisement in New York Times, dated September 1, 2026

(d)(1)	Highlands REIT, Inc. 2016 Incentive Award Plan (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-Q, as filed by the Company with the SEC on May 10, 2016)

(d)(2)	First Amendment to Highlands REIT, Inc. 2016 Incentive Award Plan, dated May 10, 2016 (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q, as filed by the Company with the SEC on May 10, 2016)

(d)(3)	Second Amendment to Highlands REIT, Inc. 2016 Incentive Award Plan, dated August 12, 2021 (incorporated by reference to Exhibit 4.3 to the Company’s Form S-8 Registration Statement, as filed by the Company with the SEC on August 12, 2021)

(d)(4)	Third Amendment to Highlands REIT, Inc. 2016 Incentive Award Plan, dated December 15, 2025 (incorporated by reference to Exhibit 4.4 to the Company’s Form S-8 Registration Statement, as filed by the Company with the SEC on December 18, 2025)

(d)(5)	Highlands REIT, Inc. Director Compensation Program (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-12G/A, as filed by the Company with the SEC on April 8, 2016)

(d)(6)	Highlands REIT, Inc. Retention Bonus Plan, dated August 9, 2016 (incorporated by reference to Exhibit 10.10 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 12, 2016)

(d)(7)	Amended and Restated Employment Agreement, dated April 25, 2025, by and between Highlands REIT, Inc. and Robert J. Lange (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2025)

(d)(8)	Separation and Consulting Agreement, dated as of April 24, 2025, by and between Highlands REIT, Inc. and Richard Vance (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2025)

(d)(9)	Executive Employment Agreement, dated April 12, 2023, by and between Highlands REIT, Inc. and Kimberly Karas (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 14, 2023)

(d)(10)	Executive Employment Agreement, dated April 21, 2025, by and between Highlands REIT, Inc. and Jessica Boehm (incorporated by reference to Exhibit 10.14 to the Company’s Form 10-K, as filed by the Company with the SEC on March 11, 2026)

107*	Calculation of Filing Fee Table

* Filed herewith.

** Filed previously.